BEST AVAILABLE COPY

RECEIVED

2007 JUL 16 P 1:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

HAECO

Our Ref.: CSA/CPA12/20 & 24

9th July 2007

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Fi[redacted]
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07025596

SUPPL

Dear Sirs/Madam,

Hong Kong Aircraft Engineering Company Limited ("the Company")
File No. ~~82-1390~~ 82-03846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose for your record a copy of the announcement in connection with the date of board meeting which was published on 6th July 2007 on the websites of Hong Kong Exchanges and Clearing Limited <www.hkex.com.hk> and of the Company <http://www.haeco.com/investor.html>.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

Lorence Wong
Deputy Secretary

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

LW/rl
Encl.

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 00044)

Date of Board Meeting

This is to announce that a meeting of the Board of Directors of Hong Kong Aircraft Engineering Company Limited (the "Company") will be held at 4:00 p.m. on Tuesday, 7th August 2007 at the registered office of the Company, for the purpose of, among other matters, announcing the interim results and declaring an interim dividend for the six months ended 30th June 2007.

The Directors of the Company as at the date of this announcement are:

Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, M. Hayman, M.M.S. Low, M.J.A. Sathianathan;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N. Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

For and on behalf of
Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary

Hong Kong, 6th July 2007

END